SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

     LIONS GATE ENTERTAINMENT CORP.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

          535919203
(CUSIP Number)

                August 10, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13G

CUSIP No.: 535919203	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 5,977,660 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,977,660 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,977,660

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 535919203	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 7,425,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,425,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,425,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%

12	TYPE OF REPORTING PERSON* IN; HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 0f 10

Item 1(a). Name of Issuer:

           Lions Gate Entertainment Corp. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

555 Brooksbank Avenue North Vancouver, British Columbia V7J 3S5, Canada and 2700 Colorado Avenue, Suite 200 Santa Monica, California 90404

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           1.      MHR Institutional Advisors II LLC ("MHR Institutional Advisors")

           2.      Mark H. Rachesky, M.D. ("Dr. Rachesky")

           This statement relates to securities held for the accounts of each of MHR Institutional Partners II LP ("Institutional Partners II"), MHR Institutional Partners IIA LP ("Institutional Partners IIA"), MHR Capital Partners (500) LP ("Capital Partners (500)") and MHR Capital Partners (100) LP ("Capital Partners (100)"). MHR Institutional Advisors is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the securities held (an aggregate of 5,977,660 shares of common stock) for the accounts of each of Institutional Partners II (1,698,537 shares of common stock) and Institutional Partners IIA (4,279,123 shares of common stock). MHR Advisors LLC ("MHR Advisors") is the general partner of Capital Partners (500) and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held (an aggregate of 1,447,340 shares of common stock) for the accounts of each of Capital Partners (500) and Capital Partners (100) (1,274,593 and 172,747 shares of common stock, respectively). Dr. Rachesky is the managing member of each of MHR Institutional Advisors and MHR Advisors and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100).

Item 2(b). Address of Principal Business Office, or if none, Residence:

           The address of the principal place of business office of each of MHR Institutional Advisors and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c). Citizenship:

1. MHR Institutional Advisors is a Delaware limited liability company. 2. Dr. Rachesky is a United States citizen.

Item 2(d). Title of Class of Securities:

No par value common stock of the Issuer

Item 2(e).	CUSIP Number: 535919203

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a)	Amount Beneficially Owned: As of the date hereof:

1.	MHR Institutional Advisors may be deemed to be the beneficial owner of an aggregate of 5,977,660 shares of common stock held for the accounts of Institutional Partners II and Institutional Partners IIA, as reflected in Item 2(a) above.

2.	Dr. Rachesky may be deemed to be the beneficial owner of an aggregate of 7,425,000 shares of common stock held for the accounts of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100) by virtue of his position of managing member of each of MHR Institutional Advisors and MHR Advisors, as reflected in Item 2(a) above.

Item 4(b)      Percentage of Class:

           The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2005 which disclosed that as of August 1, 2005, 101,875,620 shares of the Issuer’s no par value common stock were outstanding.

1.	The number of shares of common stock of which MHR Institutional Advisors may be deemed to be the beneficial owner of constitutes approximately 5.9% of the total number of shares of common stock outstanding.

2.	The number of shares of common stock of which Dr. Rachesky may be deemed to be the beneficial owner of constitutes approximately 7.3% of the total number of shares of common stock outstanding.

Item 4(c) Number of shares as to which such person has:

1.	MHR Institutional Advisors

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 5,977,660
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 5,977,660
Shared power to dispose or to direct the disposition: 0

2.	Dr. Rachesky

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 7,425,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 7,425,000
Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of each of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100), including MHR Institutional Advisors and MHR Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of common stock held for the accounts of each of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100) in accordance with their respective ownership interests in Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 2005

MHR INSTITUTIONAL ADVISORS II LLC /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President MARK H. RACHESKY, M.D. /s/ Mark H. Rachesky, M.D.

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of August 19, 2005, by and between MHR Institutional Advisors II LLC and Mark H. Rachesky, M.D.

EXHIBIT A
JOINT FILING AGREEMENT

          The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the shares of common stock of Lions Gate Entertainment Corp., dated as of August 19, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 19, 2005

MHR INSTITUTIONAL ADVISORS II LLC /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President MARK H. RACHESKY, M.D. /s/ Mark H. Rachesky, M.D.